January 15, 2008

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Hanger Orthopedic Group, Inc. Form 10-K for the Fiscal Year Ended December 31, 2006 File No. 001-10670

Dear Mr. Rosenberg:

        I am writing in response to your letter, dated December 20, 2007, in which you request supplemental information in connection with your review of the Annual Report on Form 10-K of Hanger Orthopedic Group, Inc. (the “Company”) for the year ended December 31, 2006. The requested supplemental information is set forth below under the text of the comments contained in your letter.

Notes to Consolidated Financial Statements, page F-9

Note I – Redeemable Convertible Preferred Stock, page F-26

1.	Please disclose the pertinent rights and privileges of the Series A Convertible Preferred Stock in accordance with paragraph four of SFAS 129. In addition please tell us why the Series A Convertible Preferred Stock was classified as temporary equity.

Response:

Pertinent Rights and Privileges

The Company believes it has disclosed pertinent rights and privileges of the Series A Convertible Preferred Stock in accordance with paragraph four of SFAS 129. As disclosed in Note I on page F-26, the Company has disclosed: cumulative dividends of 3.33% per annum, payable quarterly in arrears; the terms and status of conversion features of the preferred stock for both the holder and issuer of the preferred stock; and the beneficial conversion feature the Company granted to the holders. The Company has reviewed the Certificate of Designation for the Series A Convertible Preferred Stock and did not identify any additional pertinent rights and privileges to be disclosed.

Temporary Equity Classification

The Company first evaluated the Series A Convertible Preferred Stock based upon the criteria discussed in Statement of Financial Accounting Standards No. 150,“Accounting for Certain Financial instruments with Characteristics of both Liabilities and Equity” (SFAS 150) and determined the instruments were equity as defined in SFAS 150. Further, the Company evaluated the requirements of Regulation S-X, Rule 5-02 Par. 28 and determined due to certain rights outside the control of the issuer that the shares must be presented outside of permanent equity. The specific steps illustrating these points are presented below.

SFAS 150 generally requires liability classification for the following types of financial instruments:

1.	Mandatorily redeemable shares that represent an unconditional obligation to redeem the outstanding shares at a specified or determinable date or redemption that is contingent on the occurrence of an event;
2.	A financial instrument, other than an outstanding share, that at inception represents an obligation to repurchase the issuer’s equity shares or is indexed to such an obligation, and that requires or may require the issuer to settle the obligation by transferring assets; or
3.	A financial instrument that represents an unconditional obligation, or a financial instrument other than an outstanding share that represents a conditional obligation, to settle by issuing equity shares, if at inception the value of the obligation is based solely or predominantly on:
a.	a fixed monetary amount known at inception (e.g. settlement is made in a variable number of the issuer’s equity shares);
b.	variations in something other than the fair value of the issuer’s equity shares; or
c.	variations inversely related to changes in fair value of the issuer’s equity shares.

The Company believes that none of the above criteria for liability classification are applicable to the Series A Convertible Preferred Stock. Therefore pursuant to SFAS 150 these instruments are considered equity.

Regulation S-X, Rule 5-02 Par. 28 Preferred Stocks Subject to Mandatory Redemption Requirements or Whose Redemption Is Outside the Control of the Issuer indicates that classes of stock with any of the following characteristics are to be classified as temporary equity:

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a.	stock is redeemable at a fixed or determinable price on a fixed or determinable date;
b.	stock is redeemable at the option of the holder; or
c.	stock’s terms allow for its redemption not solely within the issuer’s control.

Although the Series A Convertible Preferred Stock is convertible only into the Company’s common stock, all of the above criteria apply; consequently it has been classified as temporary equity and presented in the mezzanine section of the balance sheet. The Company will make additional disclosures related to this issue in our Annual Report on Form 10-K for the year ended December 31, 2007.

Note O – Leases, page F-37

2.	Please tell us how you account for the escalation clauses in your lease agreements.

Response:

The Company recognizes rent expense on a straight-line basis for escalation clauses in accordance with paragraph 15 of SFAS 13 Accounting for Leases.

_________________

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please feel free to contact the undersigned at (301) 280-4841 if you have any questions regarding, or desire to discuss, the above supplemental information.

Sincerely,
/s/ Thomas C. Hofmeister
Thomas C. Hofmeister
Vice President and Chief
Accounting Officer

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